Exhibit (a)(3)

Subject: Stock Option Exchange Program

For Distribution on December 13, 2002

Dear i2ers

As we diligently work together to return the company to profitability, I want to thank all of you who have remained fiercely committed and loyal to this company during what has been the most challenging year in the company’s history.

Of course, we are all aware of the current fluctuation of our stock price and I know that many of you have option grants that are currently underwater. I know that stock options have historically been a significant part of i2ers’ compensation and as such, a motivator for joining a company, for staying with a company, and for striving to help a company succeed.

We want this to remain true for i2 and want to give all i2ers an opportunity to participate in a stock option exchange program. We are offering this program to you because we believe that i2’s stock price today does not fairly reflect the hard work, contributions and dedication of all i2ers worldwide. This stock option exchange program may help i2ers to lower the exercise price of their present stock options, thereby renewing their opportunity to earn gains as the value of our stock price improves over the long term.

In deciding on the terms of this program, we needed to consider many factors, including the performance of i2 over the past 18 months, the interests of our employees and the interests of our stockholders. Like the previous i2 stock exchange program in 2001, exchanging options is not required. It is up to you whether or not to participate. Differences from last year’s program include a zero price limitation so that options within any price range can be exchanged and varying conversion ratios for options within certain price ranges. However, there are other differences as well, so we encourage you to read the Offer for Exchange documents and the FAQ, which will be available by 5:00 p.m. Central time today, Friday, December 13 (link is provided below). In addition, we have designed a Web-based tool to help you enroll in the program and track your changes electronically.

During the coming days, you will have the opportunity to learn a great deal more about this program and how you can choose to participate if you determine that this would be in your own personal best interest. The executive management team and I encourage all i2ers to carefully review the program and consider participating if you believe it makes sense for you. It’s important to us that each i2er is rewarded for the contributions and hard work made toward returning i2 to profitability and maintaining our reputation as the world’s most successful end-to-end supply chain management software company. Thank you for your continued commitment and contribution to i2.

The Web-based tool where can access copies of the Offer to Exchange as well as the other documents related to the Offer is located at the following address: https://cwwapp.i2.com/app/dept/Stock/Optexch/Login.cfm.

If you would like a paper copy of the Offer to Exchange, please send a request via e-mail to: optionexchange@i2.com.

Sanjiv